

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

November 14, 2008

<u>Via U.S. Mail</u>

Mr. Dean H. Bergy
Chief Financial Officer
Stryker Corporation
2825 Airview Boulevard
Kalamazoo, Michigan 49002

> **Re: Stryker Corporation**
> **Form 10-K for the Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **File No. 000-09165**

Dear Mr. Bergy:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief